UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company)

interclick, inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Katz

Chief Executive Officer

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

(646) 722-6260

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of interclick, inc. (“interclick”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No. 1 filed with the SEC on November 17, 2011, Amendment No. 2 filed with the SEC on November 18, 2011, Amendment No. 3 filed with the SEC on November 22, 2011, Amendment No. 4 filed with the SEC on November 23, 2011, Amendment No. 5 filed with the SEC on November 25, 2011, Amendment No. 6 filed with the SEC on November 28, 2011, and Amendment No. 7 filed with the SEC on December 5, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Yahoo! with the SEC on November 15, 2011, pursuant to which the Purchaser has offered to purchase all of the issued and outstanding shares of common stock of interclick at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section entitled “Expiration of the Offer” immediately following the section entitled “Regulatory Approvals”:

Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, at the end of the day on December 13, 2011. Based on the information provided by the depositary for the Offer (the “Depositary”), as of the expiration of the Offer, 20,911,954 shares of interclick common stock had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 81.25% of the outstanding shares of interclick common stock and approximately 66.38% of the outstanding shares of interclick common stock on a fully diluted basis, in each case, as of such date and time. Additionally, the Depositary advised Yahoo! and the Purchaser that it had received commitments to tender 1,259,742 shares of interclick common stock in accordance with guaranteed delivery procedures. Yahoo! and the Purchaser have amended the Schedule TO to indicate that the Purchaser has accepted for payment all shares of interclick common stock validly tendered and not properly withdrawn pursuant to the Offer (excluding any shares of interclick common stock tendered in accordance with guaranteed delivery procedures).

Yahoo! has announced that it expects to complete the Merger on December 14, 2011 in accordance with applicable provisions of Delaware law and without a vote or meeting of interclick stockholders. In the Merger, all remaining shares of interclick common stock (other than shares of interclick common stock held by interclick, Yahoo!, the Purchaser or their respective subsidiaries, and shares of interclick common stock held by stockholders, if any, who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive $9.00 per share, net to the holder in cash, without interest and less any applicable withholding tax, which is the same price per share of interclick common stock paid in the Offer. After the Merger, interclick will be a wholly owned subsidiary of Yahoo!, shares of interclick common stock will cease to be traded on NASDAQ and interclick will no longer have reporting obligations under the Exchange Act.

Yahoo! has also announced that, in order to accomplish the Merger as a “short form” merger under Delaware law, on December 14, 2011, the Purchaser intends to exercise the Top-Up Option pursuant to the Merger Agreement to purchase directly from interclick an additional number of newly-issued shares of interclick common stock, for $9.00 per share (the same price per share paid in the Offer), equal to the number of shares of interclick common stock that, when added to the number of shares of interclick common stock owned by the Purchaser at the time of its exercise of the Top-Up Option, will constitute one share more than 90% of the shares of interclick common stock outstanding immediately thereafter.

On December 14, 2011, Yahoo! issued a press release announcing the expiration of the Offer. The press release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(10)	Press Release of Yahoo! on December 14, 2011 (incorporated herein by reference to Exhibit (a)(5)(M) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

interclick, inc.

By:	/s/ Roger Clark
Name:	Roger Clark
Title:	Chief Financial Officer

Date: December 14, 2011